WILSHIRE ENTERPRISES, INC.
1 Gateway Center
Newark, NJ 07102
(201) 420-2796

February 6, 2009

Mellissa Campbell Duru, Esq.
Attorney Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wilshire Enterprises, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed January 29, 2009
File No. 1-04673

Dear Ms. Duru:

Wilshire Enterprises, Inc. (the “Company”) has received your letter to Cadwalader, Wickersham & Taft LLP, counsel to the Company, dated February 2, 2009, concerning the Company's revised preliminary proxy materials filed with the Commission on January 29, 2009.  The Company has set forth below each of the Staff's comments verbatim, followed by the Company’s response.

For the convenience of the Staff, the Company is filing revised preliminary proxy materials along with this letter, which reflect the changes described herein.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the revised preliminary proxy statement marked to indicate changes from the version filed on January 29, 2009.

PRER14A filed January 29, 2009

General

1.
SEC Comment:  You disclose on page 1 your belief that the proposals submitted by Full Value Partners were not timely presented in accordance with the company’s By-Law provisions.  Please highlight for shareholders in bold type that you will not allow Full Value to present their proposals at the February 26, 2009 meeting and the consequences to shareholders who provide their proxies to be voted in favor of any of the Full Value proposals.

Mellissa Campbell Duru, Esq.	February 6, 2009

Company Response:  On February 4, 2009, the Company and Full Value settled the lawsuit commenced by Full Value in Delaware concerning Full Value’s nominations for Class II directors.  Pursuant to the settlement, among other things, the Company agreed to hold a meeting of stockholders not later than August 18, 2009 at which meeting the Class II directors will be elected.  As a result of this settlement, the disclosure respecting Full Value’s nominations for Class II directors and the Company’s position with respect to the timeliness of those nominations has been deleted.  A summary of the settlement of the litigation is included under the heading “Full Value Litigation” on page 5 of the revised materials.

2.
SEC Comment:  Refer to the new disclosure under “Contacts with Full Value” in response to comment 4 in our last letter.  Expand to provide additional details about the Company’s approaches to Mr. Goldstein with respect to the purchase of his shares by a third party at a “significant premium.”  For example, in the sixth paragraph in this section, you disclose that a representative of the Company contacted Mr. Dakos concerning such a potential purchase on December 19, 2008.  On January 22, 2009, the Company’s attorney apparently again contacted Mr. Dakos regarding a potential purchase of Full Value’s shares.  Revise to disclose the identity of the third party to which you refer, the potential premium discussed, and any other terms of such potential sale.

Company Response:  The disclosure has been expanded and clarified as requested to include the potential premium discussed and the terms of a potential sale.  See pages 4-5 of the revised materials.  The Company did not have a specific third party arranged to purchase Full Value’s shares.  The representatives of the Company contacted Full Value to see if it would be interested in selling its shares if such a third party could be located.  The disclosure in the proxy statement has been revised accordingly.

3.
SEC Comment:  We note the revisions made in response to prior comment 11.  Further clarify the circumstances surrounding Mr. Swill’s departure by specifying whether Mr. Swill left voluntarily or whether he was terminated.

Company Response:  The disclosure has been expanded and clarified as requested.  See pages 35 of the revised materials.

Appendix A

4.
SEC Comment:  Please update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Company Response:  The Company will continue to update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Mellissa Campbell Duru, Esq.	February 6, 2009

Closing Comments

The Company hereby acknowledges that:

•	the Company and its officers and directors (i.e., the participants) are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Laura R. Kuntz. (973-597-2398) or Jeffrey M. Shapiro (973-597-2470), both of Lowenstein Sandler PC, or Dennis J. Block (212-504-5555), of Cadwalader, Wickersham & Taft, LLP.

Very truly yours

WILSHIRE ENTERPRISES, INC.

By:
Sherry Wilzig Izak
Chairman and Chief Executive Officer

cc:	Peter H. Ehrenberg, Esq.
Laura R. Kuntz, Esq.
Jeffrey M. Shapiro, Esq.
Dennis J. Block, Esq.